EXHIBIT 99.2

News Release

For Immediate Release	Date: April 23, 2025
25-10-TR

Teck Reports Unaudited First Quarter Results for 2025

Strong quarterly EBITDA and resilient balance sheet

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited first quarter results for 2025.

"Our profitability improved significantly in the first quarter compared to a year ago as a result of higher commodity prices and copper sales volumes, and we continue to return significant cash to shareholders," said Jonathan Price, President and CEO. "We remain committed to our strategy of balancing value-accretive growth with returns to shareholders, and our strong balance sheet and commercial strategy provide us with resilience and the ability to continue to create value amidst market uncertainty."

Highlights

•	Adjusted EBITDA[1] of $927 million in Q1 2025 more than doubled compared to the same period last year, primarily driven by higher copper and zinc prices, and increased sales volumes of copper and zinc in concentrate. Our profit from continuing operations before taxes was $450 million in Q1 2025.
•	Adjusted profit from continuing operations attributable to shareholders[1] was $303 million, or $0.60 per share, in Q1 2025. Our profit from continuing operations attributable to shareholders was $370 million.
•	From January 1 through April 23, 2025, we returned $505 million to shareholders through share buybacks, and in total, have completed $1.75 billion of our authorized share buyback program of $3.25 billion.
•	Our strong balance sheet provides resilience to market uncertainty, with liquidity as at April 23, 2025 of $10.0 billion, including $5.8 billion of cash. We ended the quarter in a net cash[1] position of $764 million.
•	QB successfully achieved the completion testing requirements under the US$2.5 billion project finance facility, another milestone for QB that further confirms the robustness of the design, construction and operational performance of the asset as we advance ramp-up to consistent full production.
•	Copper production increased by 7% to 106,100 tonnes in Q1 2025 with steady performance across our established operations. QB produced 42,300 tonnes as production was impacted by an extended shutdown in January, a national power outage in Chile, and challenging weather, which reduced material movement needed to complete planned tailings lifts, ultimately reducing asset utilization.
•	Our copper business generated gross profit before depreciation and amortization[1] of $704 million in the first quarter, up 90% from a year ago, driven by higher copper prices and an increase in sales volumes of 11% to 106,200 tonnes. Gross profit from our copper business was $343 million in the first quarter.
•	Our zinc business generated gross profit before depreciation and amortization[1] of $225 million in the first quarter, up 79% from a year ago, supported by a 16% increase in zinc prices, strong sales volumes at Red Dog, and improved profitability at Trail. Sales volumes from Red Dog were 90,800 tonnes, higher than our previously disclosed guidance range. Gross profit from our zinc business was $193 million in the first quarter.
•	QB's third labour union ratified a new three-year collective bargaining agreement in early April, completing all labour negotiations for QB's workforce. Labour agreements are now in place through 2028 across our QB operation.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Emma Chapman, Vice President, Investor Relations	+44 207.509.6576

	Dale Steeves, Director, External Communications	+1 236.987.7405

Additional corporate information is available at www.teck.com.

Financial Summary Q1 2025

Financial Metrics (CAD$ in millions, except per share data)	Q1 2025	Q1 2024
Revenue	$2,290	$1,619
Gross profit	$536	$169
Gross profit before depreciation and amortization[1]	$929	$497
Profit (loss) from continuing operations before taxes	$450	$(235)
Adjusted EBITDA[1]	$927	$409
Profit (loss) from continuing operations attributable to shareholders	$370	$(125)
Adjusted profit (loss) from continuing operations attributable to shareholders[1]	$303	$(6)
Basic earnings (loss) per share from continuing operations	$0.74	$(0.24)
Diluted earnings (loss) per share from continuing operations	$0.73	$(0.24)
Adjusted basic earnings (loss) per share from continuing operations[1]	$0.60	$(0.01)
Adjusted diluted earnings (loss) per share from continuing operations[1]	$0.60	$(0.01)

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

QB Ramp-Up

•	QB ramp-up continued in the quarter with production of 42,300 tonnes. Production during the quarter was impacted by the 18-day shutdown in January to conduct maintenance and reliability work, and complete additional tailings lifts as part of the development of the Tailings Management Facility (TMF), as previously disclosed. Production was also negatively impacted by a nationwide power outage in Chile at the end of February, which resulted in the site being without power causing several days of unplanned downtime.

•	In the first quarter, challenging weather impacted the material movement needed to complete the planned tailings lifts, ultimately reducing asset utilization and production. TMF development was also impacted by challenges with sand deposition in the first quarter of 2025 due to sand drainage times being longer than expected. This has resulted in a delay in completing the required tailings lifts associated with the development of the TMF. As a result, we expect to extend planned maintenance shutdowns in the second and third quarters to advance TMF development.

•	Despite factors impacting asset utilization at QB, outlined above, and excluding the extended shut-down in the quarter, the average daily plant throughput increased in the first quarter of 2025 compared to the fourth quarter of 2024, demonstrating continued improvement in operational stability. Higher levels of transition ore material were mined in the first quarter, leading to lower recoveries, consistent with our previously disclosed guidance. Higher grade ore mined in March increased the average grade in the first quarter. We continue to estimate average grades of approximately 0.60% for 2025, and grade variability is expected over the mine life.

•	The overall performance of QB continues to improve, as indicated by the average daily throughput rates, and recoveries and grades are in line with our expectations. Further validating the capability of the operations to operate at design levels and generate strong cash flow, we achieved the QB project financing completion testing requirements, which included a series of independently verified operational and technical tests. With this milestone now reached, Teck and the other sponsor guarantees of the project finance facility have been released.
2	Teck Resources Limited 2025 First Quarter News Release

•	We continue to expect to be within our previously disclosed 2025 annual copper and molybdenum production guidance ranges for QB of between 230,000 and 270,000 tonnes and between 3,000 and 4,500 tonnes, respectively, albeit at the lower end of the ranges as a result of the maintenance shutdowns, noted above. Our previously disclosed 2025 annual net cash unit cost[1] guidance for QB of US$1.80 – $2.15 per pound is unchanged, although we expect to be at the higher end of the range.

Value-Driven Growth

•	In Q1, we continued to make progress in advancing our copper growth strategy, reinforcing our commitment to long-term value creation through a balanced approach of growth investments and shareholder returns. Our focus remains on advancing our near-term projects – Highland Valley Copper Mine Life Extension (HVC MLE), Zafranal, where we received the permit for Advanced Works in early April, and San Nicolás - for potential sanction decisions in 2025, and advancing optimization of QB, with a strong focus on identifying near-term opportunities for debottlenecking within the current asset base.

•	Our disciplined capital allocation framework and project sanction requirements address short term uncertainty in commodity pricing and enable prudent deployment of capital. All growth projects must meet stringent criteria, delivering attractive risk-adjusted returns and competing for capital in alignment with Teck’s capital allocation framework.

Safety and Sustainability Leadership

•	Our High-Potential Incident (HPI) Frequency rate remained low at 0.05, reflecting strong safety performance in the first quarter of 2025.

•	On March 21, 2025, we released our 24th annual Sustainability Report, outlining Teck’s 2024 environmental and social performance and continued commitment to responsible development.

Guidance

•	There has been no change to our previously disclosed guidance. Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 26–29.

2025 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	490 – 565
Zinc (000’s tonnes)	525 – 575
Refined zinc (000’s tonnes)	190 – 230
Sales Guidance – Q2 2025
Red Dog zinc in concentrate sales (000’s tonnes)	25 – 35
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)[1]	1.65 – 1.95
Zinc net cash unit costs (US$/lb.)[1]	0.45 – 0.55

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
3	Teck Resources Limited 2025 First Quarter News Release

Management's Discussion and Analysis

This management's discussion and analysis (MD&A) is dated as at April 23, 2025 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the three months ended March 31, 2025 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2024. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2024, is available on SEDAR+ at www.sedarplus.ca.

This document contains forward-looking statements and forward-looking information. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS” below.

Overview

•	Our strong balance sheet provides resilience to market uncertainty with liquidity as at April 23, 2025 of $10.0 billion, including $5.8 billion of cash. We ended the quarter in a net cash[1] position of $764 million.

•	Our profitability improved significantly in the first quarter compared to the same period a year ago primarily as a result of higher base metal prices, increased copper and zinc in concentrate sales volumes, and the positive impact of a weaker Canadian dollar on our business. In addition, as a result of rising copper prices in the first quarter, we recorded positive pricing adjustments of $106 million. Our profit from continuing operations attributable to shareholders was $370 million in the first quarter compared with a $125 million loss from continuing operations attributable to shareholders in the first quarter of 2024.

•	In the first quarter, London Metal Exchange (LME) copper prices increased by 11% compared to a year ago, averaging US$4.24 per pound, and LME zinc prices increased by 16%, averaging US$1.29 per pound. The average CAD$/US$ exchange rate weakened to $1.44 in the first quarter compared with $1.35 in the same period last year, which had a positive impact on our financial results.

Average Prices and Exchange Rates	Three months ended March 31,		Change
	2025	2024
Copper (LME cash – US$/pound)	$4.24	$3.83	11%
Zinc (LME cash – US$/pound)	$1.29	$1.11	16%
Average exchange rate (CAD$ per US$1.00)	$1.44	$1.35	7%

•	In addition to the favourable price environment for our principal products, our financial results also benefited from increased revenues from other by-products that we produce. This includes molybdenum, driven by higher production from QB and Highland Valley Copper, as well as silver, germanium and other critical metals from our Trail Operations.

•	Copper sales volumes of 106,200 tonnes in the first quarter increased by 11% compared with a year ago reflecting higher volumes from Highland Valley Copper and Carmen de Andacollo. Zinc in concentrate sales volumes of 108,400 tonnes in the first quarter increased by 10% compared with a year ago due to timing of sales from Red Dog and increased volumes from Antamina. Red Dog's zinc in concentrate sales were 90,800 tonnes in the first quarter, higher than our previously disclosed guidance range of 75,000 to 90,000 tonnes.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

4	Teck Resources Limited 2025 First Quarter News Release

•	Copper production was 106,100 tonnes in the first quarter, an increase of 7,100 tonnes compared with the same period a year ago with stable performance across our established operations. Production at Carmen de Andacollo and Highland Valley Copper was higher than the same period last year.

•	QB produced 42,300 tonnes of copper as production was impacted by an extended shutdown in January, a national power outage in Chile, and challenging weather, which reduced material movement needed to complete planned tailings lifts, ultimately reducing asset utilization. Further details are outlined in the Copper section below.

•	Zinc in concentrate production in the first quarter was 137,300 tonnes, a decrease of 14% compared to a year ago as a result of lower production from Red Dog, partly offset by higher zinc production from Antamina. The reduced production from Red Dog was a result of lower ore grades and recoveries, as expected in the mine plan.

•	Our finance income increased to $91 million in the first quarter compared with $27 million a year ago reflecting investment income on our elevated cash balance as a result of the receipt of proceeds from the sale of the steelmaking coal business in 2024.

•	We continued to return cash to shareholders through share buybacks and dividends that totaled $443 million in the first quarter. From January 1 through April 23, 2025, we returned $505 million to shareholders through share buybacks, and in total, have completed $1.75 billion of our authorized share buyback program of $3.25 billion.

•	The potential imposition of tariffs and countervailing restrictions between the United States and other countries is a fluid and rapidly evolving situation that is being closely monitored by Teck. We sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. These products are compliant with the United States-Mexico-Canada trade agreement (USMCA). We typically sell a portion of our Red Dog zinc and lead concentrate to customers in China. The 2025 Red Dog shipping season is not yet underway and we are working actively with our global customers and will continue to manage our sales arrangements to minimize the impact to Red Dog and the rest of our business from possible tariffs.

•	We paid a final 2024 Canadian income tax instalment of $630 million in the first quarter of 2025, as previously disclosed, primarily relating to earnings and proceeds from the sale of the steelmaking coal business in 2024.

•	As a result of the completion of the sale of our steelmaking coal business in the third quarter of 2024, results from that business have been presented in our Q1 2025 News Release and Condensed Interim Consolidated Financial Statements as discontinued operations for all periods reported.

5	Teck Resources Limited 2025 First Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit (Loss) from Continuing Operations Attributable to Shareholders

In the first quarter, our profit from continuing operations attributable to shareholders was $370 million, or $0.74 per share, compared to a loss of $125 million, or $0.24 per share, in the same period last year. The increase compared with a year ago is primarily due to higher copper and zinc prices, and increased copper and zinc in concentrate sales volumes. In addition, our profit in the first quarter also benefited from increased revenues from the various by-products we produce including molybdenum, silver and germanium, and from a weaker Canadian dollar as compared to a year ago.

Adjusted profit from continuing operations attributable to shareholders1 in the first quarter, taking into account the items identified in the table below, was $303 million, or $0.60 per share, compared with a $6 million loss, or $0.01 per share, in the first quarter of 2024. The most significant after-tax adjustment to profit in the first quarter of 2025, reflected in the table below, is $50 million relating to changes to the carrying value of the financial liability for the preferential dividend stream to Corporación Nacional del Cobre de Chile (Codelco).

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$370	$(125)
Add (deduct) on an after-tax basis:
QB variable consideration to IMSA and Codelco	(50)	10
Environmental costs	6	(11)
Share-based compensation	10	25
Commodity derivatives	(20)	2
Foreign exchange losses	—	22
Tax items	(28)	44
Other	15	27
Adjusted profit (loss) from continuing operations attributable to shareholders[1]	$303	$(6)

Basic earnings (loss) per share from continuing operations	$0.74	$(0.24)
Diluted earnings (loss) per share from continuing operations	$0.73	$(0.24)
Adjusted basic earnings (loss) per share from continuing operations[1]	$0.60	$(0.01)
Adjusted diluted earnings (loss) per share from continuing operations[1]	$0.60	$(0.01)

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $56 million of after-tax gains attributable to shareholders ($106 million, before tax) in the first quarter, or $0.11 per share.

6	Teck Resources Limited 2025 First Quarter News Release

FINANCIAL OVERVIEW	Three months ended March 31,
(CAD$ in millions, except per share data)	2025	2024
Revenue and profit
Revenue	$2,290	$1,619
Gross profit	$536	$169
Gross profit before depreciation and amortization[1]	$929	$497
Profit (loss) from continuing operations before taxes	$450	$(235)
Adjusted EBITDA[1]	$927	$409
Profit (loss) from continuing operations attributable to shareholders	$370	$(125)
Profit attributable to shareholders	$370	$343
Cash flow
Cash flow from operations	$(515)	$42
Expenditures on property, plant and equipment	$332	$625
Capitalized production stripping costs	$61	$104
Balance Sheet
Cash and cash equivalents	$6,214	$1,295
Total assets	$45,893	$58,325
Debt and lease liabilities, including current portion	$5,450	$7,806
Per share amounts
Basic earnings (loss) per share from continuing operations	$0.74	$(0.24)
Diluted earnings (loss) per share from continuing operations	$0.73	$(0.24)
Basic earnings per share	$0.74	$0.66
Diluted earnings per share	$0.73	$0.65
Dividends declared per share	$0.125	$0.125
PRODUCTION, SALES AND PRICES
Production (000’s tonnes)
Copper[2]	106	99
Zinc in concentrate	137	160
Zinc – refined	58	63
Sales (000’s tonnes)
Copper[2]	106	95
Zinc in concentrate	108	99
Zinc – refined	57	62
Average prices and exchange rates
Copper (LME cash – US$/pound)	$4.24	$3.83
Zinc (LME cash – US$/pound)	$1.29	$1.11
Average exchange rate (CAD$ per US$1.00)	$1.44	$1.35

Notes:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
7	Teck Resources Limited 2025 First Quarter News Release

SEGMENTED RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by reportable segments are summarized in the table below.

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Revenue
Copper	$1,510	$1,078
Zinc	780	541
Total	$2,290	$1,619

Gross profit
Copper	$343	$106
Zinc	193	63
Total	$536	$169

Gross profit before depreciation and amortization[1]
Copper	$704	$371
Zinc	225	126
Total	$929	$497

Gross profit margins before depreciation and amortization[1]
Copper	47%	34%
Zinc	29%	23%

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

8	Teck Resources Limited 2025 First Quarter News Release

COPPER SEGMENT

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Copper price (realized – US$/pound)	$4.27	$3.86
Production (000’s tonnes)[1]	106	99
Sales (000’s tonnes)[1]	106	95
Gross profit	$343	$106
Gross profit before depreciation and amortization[2]	$704	$371
Property, plant and equipment expenditures	$277	$588

Notes:
1.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our copper segment increased to $343 million in the first quarter compared with $106 million a year ago (see table below) primarily due to higher copper prices and sales volumes, and higher by-product and co-product revenues from molybdenum and zinc. These items were partly offset by increased depreciation of QB assets as depreciation of additional QB assets began in the second quarter of 2024, and higher depreciation of capitalized stripping at Highland Valley Copper.

Copper production was 106,100 tonnes in the first quarter, an increase of 7% from the same period last year, driven by increased grades and mill throughput at Carmen de Andacollo and Highland Valley Copper. QB produced 42,300 tonnes of copper in the first quarter compared with 43,300 tonnes in the first quarter last year and 60,700 tonnes in the fourth quarter of 2024. A number of factors impacted asset utilization at QB in the quarter, as outlined below.

The table below summarizes the change in gross profit in our copper segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2024	$106
Increase (decrease):
Copper price realized	150
Sales volumes	39
Unit operating costs	4
Inventory write-down (2025 - $7 million : 2024 - $41 million)	34
Labour settlement	(11)
Co-product and by-product contribution	81
Foreign exchange (CAD$/US$)	36
Depreciation	(96)
Net increase	$237
As reported in current quarter	$343

9	Teck Resources Limited 2025 First Quarter News Release

Property, plant and equipment expenditures in the first quarter totalled $277 million, including $185 million for sustaining capital. Sustaining capital expenditures included $138 million at QB primarily associated with ongoing construction of the Tailings Management Facility, as noted below, as well as ongoing construction of the truck shop.

Capitalized production stripping costs were $47 million in the first quarter compared with $82 million a year ago.

Markets

In the first quarter, LME copper prices rose 2% over the previous quarter to average US$4.24 per pound and were up 11% over the same period last year. Despite growing economic fears, global demand for copper remained robust, supported by government and corporate spending on renewable energy and infrastructure construction. Copper prices along with most commodity prices, came under pressure in early April on concerns over the impact of import tariffs on the US economy and its global trading partners. We expect Chinese consumers to continue to step-up purchases opportunistically at prices below US$4.00 per pound.

The tightness in the copper concentrate market continued to increase during the first quarter. Spot treatment charges fell to record lows, continuing a decline that started in the third quarter last year. Global copper concentrate production grew by 3.2% in 2024 to 19.3 million tonnes, while smelter capacity grew 4.4% last year to 22.8 million tonnes. Over the past 5 years, growth in smelter capacity has outpaced mine production growth by 2.1 times with 4.7 million tonnes of smelter capacity added for 2.2 million tonnes of increased concentrate production. Expectations for 2025 mine production have fallen by over 1.0 million tonnes from this time last year. Meanwhile, new smelter capacity continues to come online into 2025, with both new smelters and expansion of existing smelters expected in 2025 and 2026. With no clear pathway to solve the excess in global smelting capacity, in our view treatment and refining charges have reset to a lower range than seen previously, with an even greater share of revenue accruing to miners.

Global stocks of copper cathode on exchanges at the end of the first quarter were approximately 6.6 days of global consumption compared to the long-term average of 10.3 days, with more than half of the stocks currently in China and close to 80% of visible stocks in Asian warehouses. Total visible stocks, including bonded stocks, rose by 150,000 tonnes in the seasonally weak first quarter, though many stocks currently residing in the US may end up unavailable to the market should the US Section 232 investigation into copper result in a high import tariff level.

Operations

Quebrada Blanca

The following are the key updates relating to operational performance at QB in the first quarter:

•	QB ramp-up continued in the quarter with production of 42,300 tonnes. Production during the quarter was impacted by the 18-day shutdown in January to conduct maintenance and reliability work, and complete additional tailings lifts as part of the development of the Tailings Management Facility (TMF), as previously disclosed. Production was also negatively impacted by a nationwide power outage in Chile at the end of February which resulted in the site being without power causing several days of unplanned downtime.

•	In the first quarter, challenging weather impacted the material movement needed to complete the planned tailings lifts, ultimately reducing asset utilization and production. TMF development was also impacted by challenges with sand deposition in the first quarter of 2025 due to sand drainage times being longer than expected. This has resulted in a delay in completing the required tailings lifts associated with the development of the TMF. As a result, we expect to extend planned maintenance shutdowns in the second and third quarters to advance TMF development.

10	Teck Resources Limited 2025 First Quarter News Release

•	Despite factors impacting asset utilization at QB, outlined above, and excluding the extended shut-down in the quarter, the average daily plant throughput increased in the first quarter of 2025 compared to the fourth quarter of 2024, demonstrating continued improvement in operational stability. Higher levels of transition ore material were mined in the first quarter, leading to lower recoveries, consistent with our previously disclosed guidance. Higher grade ore mined in March increased the average grade in the first quarter. We continue to estimate average grades of approximately 0.60% for 2025, and grade variability is expected over the mine life.

•	The overall performance of QB continues to improve, as indicated by the average daily throughput rates, and recoveries and grades are in line with our expectations. Further validating the capability of the operations to operate at design levels and generate strong cash flow, we achieved the QB project financing completion testing requirements, which included a series of independently verified operational and technical tests. With this milestone now reached, Teck and the other sponsor guarantees of the project finance facility have been released.

•	We continue to expect to be within our previously disclosed 2025 annual copper and molybdenum production guidance ranges for QB of between 230,000 and 270,000 tonnes and between 3,000 and 4,500 tonnes, respectively, albeit at the lower end of the ranges as a result of the maintenance shutdowns, noted above. Our previously disclosed 2025 annual net cash unit cost[1] guidance for QB of US$1.80-$2.15 per pound is unchanged, although we expect to be at the higher end of the range.

•	Operating costs in the first quarter of US$238 million, before changes in inventory and capitalized stripping, were US$6 million higher than a year ago, driven by impacts of new collective bargaining agreements and higher consumption of explosives and tires. Net cash unit costs[1] declined from the fourth quarter of 2024 mainly due to lower smelter processing charges and transportation costs.

•	QB's third labour union ratified a new three-year collective bargaining agreement in early April, completing all labour negotiations for QB's workforce. Labour agreements are now in place through 2028 across our QB operation.

•	Optimization of the existing QB asset is progressing, with a focus on identifying near-term growth opportunities for the debottlenecking within the current asset base.

Highland Valley Copper

Copper production of 29,500 tonnes in the first quarter was 4,100 tonnes higher than a year ago primarily due to higher ore grades and higher mill throughput, as we advance mining in the Lornex pit. Copper sales volumes of 30,500 tonnes in the first quarter were 4,000 tonnes higher than a year ago, reflecting the higher production levels.

Copper production in the first quarter increased from the fourth quarter of 2024 due to improved processing rates and higher grades, as expected in the mine plan. Quarterly copper production is expected to increase as more Lornex ore is released throughout 2025, as previously disclosed, and our 2025 annual production guidance for HVC of 135,000 to 150,000 tonnes is unchanged.

Operating costs in the first quarter of $201 million, before changes in inventory, were $5 million higher than a year ago, driven primarily by higher mill throughput.

There were no capitalized production stripping costs in the first quarter compared with $34 million in the same period last year, reflecting completion of waste stripping in the Lornex pit.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
11	Teck Resources Limited 2025 First Quarter News Release

Antamina

Copper production (100% basis) of 95,000 tonnes in the first quarter was 9,100 tonnes lower than a year ago primarily due to lower mill throughput, as expected in the mine plan. The mix of mill feed in the quarter was 62% copper-only ore and 38% copper-zinc ore, compared with 67% copper-only ore and 33% copper-zinc ore a year ago. Zinc production (100% basis) was 91,300 tonnes in the first quarter compared with 64,700 tonnes a year ago due to higher grades and recoveries, as expected in the mine plan.

Operating costs in the first quarter, before changes in inventory, of US$90 million (22.5% share) were consistent with a year ago.

Carmen de Andacollo

Copper production of 13,000 tonnes in the first quarter increased by 6,100 tonnes, or by 88%, compared to the same period last year. The increase was driven by higher grades, recoveries and mill throughput. Improved mill throughput was the result of increased water availability compared to the same period last year, which was affected by drought conditions.

Operating costs in the first quarter of US$55 million, before changes in inventory, were consistent with operating costs in the same period a year ago as increased consumption of supplies was offset by reduced maintenance costs.

Cost of Sales

Cost of sales was $1.2 billion in the first quarter compared with $1.0 billion in the same period last year. The increase is primarily due to increased depreciation expense, higher sales volumes, and the impact of translation of our U.S. dollar denominated cost of sales at a weaker Canadian dollar exchange rate, compared with a year ago. We recorded $361 million of depreciation and amortization expense in the first quarter compared with $265 million in the same period last year. The increase was primarily the result of commencement of depreciation of additional QB assets in the second quarter of 2024, and higher depreciation of capitalized stripping at Highland Valley Copper.

Excluding QB, total cash unit costs1 in the first quarter were US$2.15 per pound compared to US$2.25 per pound in the first quarter of 2024 and US$2.18 per pound in the fourth quarter of 2024, primarily due to lower smelter processing charges and increased copper production volumes from Carmen de Andacollo and Highland Valley Copper. Including QB, total cash unit costs1 in the first quarter were US$2.48 per pound compared with US$2.58 per pound in the same period last year. Although total cash unit costs1 were lower than a year ago, additional maintenance costs and lower production, both at QB, in the first quarter of 2025 led to higher than expected total cash unit costs1. Despite this, we are expecting to be within our total cash unit costs1 guidance for 2025.

Excluding QB, net cash unit costs1 in the first quarter were US$1.64 per pound, or US$0.28 per pound lower than a year ago primarily the result of higher by-product zinc revenue credits from Antamina and increased molybdenum revenue credits from Highland Valley Copper. Including QB, net cash unit costs1 for the first quarter were US$2.04 per pound, US$0.32 per pound lower than the same period a year ago, as a result of increased by-product credits, reduced smelter processing charges, and lower transportation costs at QB.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
12	Teck Resources Limited 2025 First Quarter News Release

The table below presents our copper unit costs including QB.

	Three months ended March 31,
(amounts reported in US$ per pound)	2025	2024

Adjusted cash cost of sales[1]	$2.35	$2.37
Smelter processing charges	0.13	0.21
Total cash unit costs[1]	$2.48	$2.58
Cash margin for by-products[1]	(0.44)	(0.22)
Net cash unit costs[1]	$2.04	$2.36

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Outlook

Our 2025 annual guidance for our copper segment is outlined in our guidance tables on pages 26–29 and is unchanged from our previously issued guidance.

We continue to expect to be within our previously disclosed 2025 annual copper and molybdenum production guidance ranges for QB of between 230,000 and 270,000 tonnes and 3,000 and 4,500 tonnes, respectively, albeit at the lower end of the ranges as a result of the maintenance shutdowns, noted above. Our previously disclosed 2025 annual net cash unit cost1 guidance for QB of US$1.80-$2.15 per pound is unchanged, although we expect to be at the higher end of the range.

Copper Growth

We are focused on advancing our near-term copper growth projects, which are progressing as planned. We are driving progress by completing feasibility studies, advancing detailed engineering, preparing for the execution of advanced work programs, and moving forward with permitting—particularly at HVC MLE, Zafranal, and San Nicolás. We are also defining the most capital-efficient and value-accretive path for the expansion of QB, informed by the performance of our existing assets and permitting needs. Additionally, we remain committed to advancing our medium- and long-term portfolio options with targeted investments.

Our capital allocation framework and thorough project sanction requirements address short term uncertainty in commodity pricing and enable prudent deployment of capital. All growth projects must meet stringent criteria, delivering attractive risk-adjusted returns and competing for capital in alignment with Teck’s capital allocation framework.

Our 2025 Copper Growth capital guidance is unchanged. The HVC MLE and Zafranal projects are currently focused on advancing detailed engineering, design, and project execution planning, which are critical steps in meeting our investment requirements for full project sanctioning. For Zafranal, in addition to engineering and planning activities, we will proceed with advanced early works in 2025 to enable construction to start following project sanction.

Our remaining copper growth capital expenditures are expected to be deployed to continue to progress our copper growth pipeline of medium- to long-term projects including Galore Creek, Schaft Creek, New Range, and NuevaUnion. These investments reflect our commitment to disciplined capital allocation, positioning us to advance these growth initiatives efficiently and in alignment with our long-term copper strategy.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
13	Teck Resources Limited 2025 First Quarter News Release

HVC Mine Life Extension

•	Activities: Advances have been made in detailed engineering and design, vendor engineering, and execution planning. An independent review was successfully completed to confirm construction readiness. Engagements with Indigenous Government Organizations (IGOs) continue while the dispute resolution process initiated by IGOs under the Environmental Assessment Act continue. We will continue to assess the project plan schedule as these processes advance.

•	Targeted upcoming milestones: The engineering, design, and project execution planning are progressing at the planned pace, positioning the project for a potential sanction decision following receipt of necessary permits.

Zafranal

•	Activities: During the first quarter of 2025 the project has been progressing as scheduled. The recommended delivery model was selected and the tendering recommendation process for the Construction Management Support for the advanced works was completed. On April 10, 2025, the permit for Advanced Works (Aprobación del ITS) was received and the Construction Management portion of the execution phase can now be awarded. Contractor selection for the Pioneer and the Ganchos camp construction was completed.

•	Targeted upcoming milestones: The project aims to complete the Beneficiation Concession permit (Construction permit) submission in the second quarter. Following receipt of construction permits and detailed engineering, the project could be ready for a sanction decision in late 2025.

Minas de San Nicolás

•	Activities: Engagement with government authorities and stakeholders is ongoing to support the review of both the MIA-R (Environmental Impact Assessment) and ETJ (Land Use Change) permits. Additionally, progress on the feasibility study and execution strategy continues, with target completion in the second half of 2025.

•	Targeted upcoming milestones: Completion of the feasibility study is expected in the second half of 2025, positioning the project for a potential sanction decision following the receipt of necessary permits.

Quebrada Blanca Debottlenecking

•	Activities: Optimization of the existing Quebrada Blanca asset is progressing, with a strong focus on identifying near-term growth opportunities within the current asset base.

•	Targeted upcoming milestones: Detailed planning for debottlenecking is currently underway to complete the Declaration of Environmental Impact (DIA) permit application in the second half of 2025.
14	Teck Resources Limited 2025 First Quarter News Release

ZINC SEGMENT

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Zinc price (realized – US$/pound)	$1.28	$1.12
Production (000’s tonnes)
Refined zinc	58	63
Zinc in concentrate[1]	117	145
Sales (000’s tonnes)
Refined zinc	57	62
Zinc in concentrate[1]	91	85
Gross profit	$193	$63
Gross profit before depreciation and amortization[2]	$225	$126
Property, plant and equipment expenditures	$51	$33

Performance

Gross profit from our zinc segment increased to $193 million in the first quarter from $63 million a year ago (see table below) due to higher zinc prices, lower zinc treatment charges, and higher by-product revenues. Gross profit before depreciation and amortization2 at Trail significantly improved in the first quarter to $80 million from $25 million in same period a year ago due to the implementation of initiatives to improve profitability and cash flows, as well as the weakening of the Canadian dollar, and higher by-product production such as germanium and indium.

Zinc production at Red Dog in the first quarter decreased by 20% from a year ago to 116,800 tonnes, while lead production remained consistent at 25,000 tonnes. Zinc production decreased as a result of lower grades and recoveries, as expected in the mine plan. Zinc sales volumes from Red Dog of 90,800 tonnes in the first quarter were 7% higher than the same period a year ago and higher than our previously disclosed guidance range of 75,000 to 90,000 tonnes.

Trail Operations refined zinc production in the first quarter was 58,300 tonnes, 5,200 tonnes lower than a year ago, aligned with our previously disclosed operating plan to maximize profitability in challenging smelter market conditions.

Notes:
1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
15	Teck Resources Limited 2025 First Quarter News Release

The table below summarizes the change in gross profit in our zinc segment for the quarter.

Gross Profit (CAD$ in millions)	Three months ended March 31,

As reported in the first quarter of 2024	$63
Increase (decrease):
Zinc price realized	37
Smelter processing charges (mining operations)	12
Unit operating costs	7
Co-product and by-product contribution	56
Royalties	(37)
Foreign exchange	24
Depreciation	31
Net increase	$130
As reported in current quarter	$193

Property, plant and equipment expenditures in the first quarter totalled $51 million, including $21 million for sustaining capital, of which $5 million relates to our Trail Operations and $16 million relates to our Red Dog Operations.

Markets

Prices for zinc on the LME in the first quarter averaged US$1.29 per pound, a decrease of 7% over the previous quarter, but up 16% over the same period last year. While global steel markets remain weak, the refined zinc market in North America continued to improve in the first quarter, as domestic steel production increased in line with higher domestic steel prices following the increase in US import tariffs. We estimate that total reported global stocks, which include LME, SHFE and bonded stocks, fell by approximately 45,000 tonnes in the first quarter to less than 225,000 tonnes, representing an estimated 6.0 days of global demand, compared to the 25-year average of 18.7 days. This is an extremely low level, and leaves the market sensitive to any supply interruptions. However, with pressure on global steel trade, we do expect zinc demand to trend flat to down year over year in the second quarter.

Global zinc concentrate production fell in 2024 for the third straight year. The zinc concentrate market remained tight with spot treatment charges remaining well below historical averages. Imports of concentrates into China fell 13% in 2024, but rose 33% in the first two months of 2025. While Wood Mackenzie is forecasting an increase in mine production in 2025, the increase in smelter capacity is more than double the size of the mine increase. The lack of available raw materials continues to constrain metal production, which fell year over year in 2024. Zinc metal consumption rose in 2024 by 1.7% and was projected to grow at 2.1% in 2025 at the start of the year. We expect every available tonne of concentrate to be processed by smelters, with projected concentrate deficits likely to translate into less refined metal output. Typically this would feed into a refined metal deficit, but the pressures in global auto markets following US tariffs are also seeing demand expectations for 2025 lowered at the present time.

16	Teck Resources Limited 2025 First Quarter News Release

Operations

Red Dog

Zinc production decreased to 116,800 tonnes in the first quarter compared with 145,300 tonnes a year ago as a result of lower grades and recoveries as expected in the mine plan. Lead production of 25,000 tonnes in the first quarter was similar to a year ago.

Zinc sales volumes of 90,800 tonnes in the first quarter were 7% higher than the same period a year ago and higher than our previously disclosed guidance range of 75,000 to 90,000 tonnes. The higher sales volumes were primarily due to the timing of shipments.

Operating costs, before changes in inventory and royalties, in the first quarter were US$109 million, or US$5 million lower than a year ago due to reduced contractor and diesel costs.

Trail Operations

Refined zinc production of 58,300 tonnes in the first quarter was 5,200 tonnes lower than a year ago, in line with an updated operating plan to maximize profitability in challenging smelter market conditions. Refined lead production was 23,000 tonnes in the first quarter, 6,500 tonnes higher than a year ago as a result of the KIVCET boiler operating at higher throughput and online time after its replacement in 2024.

In the fourth quarter of 2024 and first quarter of 2025, we continued to focus on implementing initiatives to improve the profitability and cash flow generation of Trail. The benefit of these initiatives, combined with a weaker Canadian dollar and increased production of by-products such as silver, germanium and indium contributed to an increase in profitability in the first quarter compared to the same quarter a year ago.

Operating costs, before changes in inventory, in the first quarter were $13 million lower than a year ago at $136 million, primarily due to reduction of contractor costs and the timing of maintenance.

17	Teck Resources Limited 2025 First Quarter News Release

Cost of Sales

Cost of sales was $587 million in the first quarter compared to $478 million a year ago. The increase in cost of sales was due to higher concentrate purchase costs at Trail as a result of lower treatment charges, higher NANA royalties at Red Dog as a result of increased profitability, and the impact of translating our U.S. dollar denominated cost of sales at a weaker Canadian dollar exchange rate, compared with a year ago. These items were partly offset by lower depreciation expense in the first quarter of 2025 due to the impairment of Trail assets in the third quarter of 2024, as previously disclosed.

Total cash unit costs1 for Red Dog were US$0.61 per pound in the first quarter, a decrease of US$0.07 per pound compared to the same period last year primarily due to reduced smelter processing charges, partly offset by the impact of lower production levels that were anticipated in the mine plan. Net cash unit costs1 of US$0.59 per pound in the first quarter were US$0.08 per pound lower than a year ago for the same reasons described above for the decrease in total cash unit costs1. Our previously disclosed 2025 annual guidance for zinc net cash unit costs1 of US$0.45–$0.55 per pound is unchanged and our first quarter 2025 net cash unit costs1 reflect the normal seasonality of sales at Red Dog.

	Three months ended March 31,
(amounts reported in US$ per pound)	2025	2024

Adjusted cash cost of sales[1]	$0.45	$0.41
Smelter processing charges	0.16	0.27
Total cash unit costs[1]	$0.61	$0.68
Cash margin for by-products[1]	(0.02)	(0.01)
Net cash unit costs[1]	$0.59	$0.67

Outlook

Our 2025 annual guidance for our zinc segment is outlined in our guidance tables on pages 26–29 and is unchanged from our previously issued guidance.

We expect sales of zinc in concentrate at Red Dog to be in the range of 25,000 to 35,000 tonnes in the second quarter of 2025, reflecting the normal seasonality of Red Dog sales.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

18	Teck Resources Limited 2025 First Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating income, net of other expense, was $73 million in the first quarter compared with a $69 million expense a year ago. The year-over-year change in the first quarter of 2025 was primarily due to significantly higher positive settlement pricing adjustments and lower share-based compensation expense. The most significant item in the first quarter of 2025 was $106 million of positive settlement pricing adjustments.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at December 31, 2024 and March 31, 2025.

	Outstanding at		Outstanding at
	March 31, 2025		December 31, 2024
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	247	4.40	178	3.97
Zinc	63	1.29	141	1.34

Our general and administration costs were $75 million in the first quarter, compared to $62 million a year ago, and our research and innovation costs were $10 million, compared to $18 million a year ago. In total, our corporate costs are consistent with the same period last year and we continue to expect a reduction in our annual 2025 general and administration and research and innovation costs. This excludes investment in the implementation of a new enterprise resource planning (ERP) system across the company, which we expect to commence in 2025. We expect most costs associated with the ERP implementation will be expensed and in the first quarter, we expensed $3 million, which is included in our general and administration costs.

In the first quarter, our finance income was $91 million compared to $27 million a year ago. The increase in finance income is attributed to the interest earned on our higher cash balance in the first quarter as a result of the proceeds received from the sale of the steelmaking coal business in the third quarter of 2024.

Finance expense includes the interest on our debt, QB project financing, advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (SMM/SC), and lease liabilities, as well as letters of credit and standby fees, the interest components of our pension obligations, and the accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Our finance expense decreased to $220 million in the first quarter compared to $223 million a year ago, despite lower capitalized borrowing costs in the first quarter of 2025. Debt interest expense decreased to $26 million from $55 million a year ago due to the purchase of our public term notes and repayment of our short-term loans at Carmen de Andacollo. Interest expense on the QB project finance facility decreased to $40 million from $55 million in the same period a year ago, as we continue to reduce the QB project finance facility through scheduled semi-annual repayments.

Non-operating income, net of non-operating expense, was $76 million in the first quarter compared with $38 million expense in the same period last year. The most significant item in the quarter was a $84 million gain on the changes to the carrying value of the financial liability for the preferential dividend stream to Codelco. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by Teck and SMM/SC to Compania Minera Teck Quebrada Blanca SA (QBSA), which affects when QBSA repays the loans.

19	Teck Resources Limited 2025 First Quarter News Release

Income Taxes

Provision for income and resource taxes from continuing operations was $137 million, or 30% of pre-tax profit. This quarter, our effective tax rate was influenced by several factors, including the adjustment in the carrying value of the Codelco preferential dividend liability, a one-time tax recovery of previously unrecognized tax benefits, and other items. Excluding these factors, our rate would have been approximately 41%, which is higher than the Canadian statutory income tax rate of 27%, primarily due to resource taxes and foreign withholding taxes.

We are subject to and pay income and resource taxes in all jurisdictions that we operate in. A final 2024 Canadian income tax instalment of $630 million, primarily related to earnings and proceeds from the sale of the steelmaking coal business, was paid in February, as previously disclosed.

Going forward, we expect our average long-term effective tax rate to be in the range of 39% to 41%, but quarterly and annual results may vary due to the relative amount of operating margins, the scope and timing of other copper growth projects, certain corporate and finance expenses that are not deductible for resource tax purposes, and statutory tax rates in the jurisdictions in which we operate, and other factors.

FINANCIAL POSITION AND LIQUIDITY

Our strong balance sheet provides resilience to market uncertainty. As at March 31, 2025, our financial position and liquidity remained very strong. Our debt position, net debt (cash)2 and credit ratios are summarized in the table below.

	March 31, 2025		December 31, 2024

Term notes	$1,029		$1,044
QB senior limited recourse project finance facility	1,912		1,912
Lease liabilities	654		661
Antamina credit facilities	225		225
Less unamortized fees and discounts	(29)		(32)
Debt and lease liabilities (US$ in millions)	$3,791		$3,810

Debt and lease liabilities (Canadian $ equivalent)[1]	$5,450		$5,482
Less cash and cash equivalents	(6,214)		(7,587)
Net debt (cash)[2] (A)	$(764)		$(2,105)

Equity (B)	$26,966		$27,096
Net debt to net debt-plus-equity ratio[2] (A/(A+B))	(3)%		(8)%
Net debt to adjusted EBITDA ratio[2]	(0.2	)x	(0.7	)x
Weighted average coupon rate on the term notes	5.6%		5.6%

Notes:
1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $10.0 billion as at April 23, 2025, including $5.8 billion of cash. Our cash balance decreased by $1.4 billion in the first quarter compared to December 31, 2024 as we continued to deploy the proceeds from the sale of the steelmaking coal business to cash returns to shareholders, cash tax payments associated with the earnings and transaction-related taxes of the steelmaking coal business, and the advancement of our near-term copper growth projects.

20	Teck Resources Limited 2025 First Quarter News Release

We returned $443 million to shareholders in the first quarter through the purchase of $380 million of Class B subordinate voting shares pursuant to our normal course issuer bid, and $63 million in dividends reflecting our regular base quarterly dividend. As at April 23, 2025, we have completed $1.75 billion of our authorized $3.25 billion share buyback program.

Teck maintains a limited recourse QB project financing facility with a remaining balance of US$1.9 billion at March 31, 2025. Prior to achievement of completion testing, the project was guaranteed on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. In March 2025, we achieved the QB project financing completion testing requirements, which included a series of independently verified operational and technical tests, validating the capability of the operations to operate at design levels and generate strong cash flow. With this milestone now reached, Teck and the other sponsor guarantees of the project finance facility have been released.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$3.0 billion committed revolving credit facility is a sustainability linked-facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by greenhouse gas (GHG) intensity, percentage of women in Teck's workforce, and safety. This facility does not contain an earnings- or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was negative at March 31, 2025.

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and to the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled $2.1 billion at March 31, 2025. We may be required to post additional security in respect of reclamation at our remaining sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Operating Cash Flow

Our operating cash flows from continuing operations improved significantly in the first quarter compared to the same period last year, reflecting higher copper and zinc prices, higher sales volumes, and significantly lower tax payments. Our operating cash flows from continuing operations in the first quarter included a final 2024 Canadian income tax instalment of $630 million, primarily related to earnings and proceeds from the sale of the steelmaking coal business, as noted above. Excluding this cash payment, we generated operating cash flows of $115 million in the first quarter. Our first quarter 2024 operating cash flows included tax payments of $1.3 billion that related to 2023 earnings and taxes on 2022 earnings.

During the first quarter, changes in working capital items resulted in a use of cash of $607 million primarily due to a significant reduction in accounts payable. This compares with a $290 million use of cash in the first quarter of 2024. Typically, in the first quarter of each year we have a use of cash through our working capital by way of reduction of accounts payables and other liabilities due to the payment of the seasonally larger fourth quarter NANA royalty at Red Dog, as well as other various annual expenses which are paid in the first quarter.

Investing Activities

Expenditures on property, plant and equipment were $332 million in the first quarter, including $206 million of sustaining capital and $122 million on growth, primarily relating to our near-term copper growth projects. The largest components of sustaining capital expenditures in the first quarter were $138 million at QB, as noted above, and $23 million at Antamina.

Capitalized production stripping costs decreased to $61 million in the first quarter compared with $104 million a year ago, with the reduction reflecting the completion of waste stripping in the Lornex pit at Highland Valley Copper, as previously disclosed.

21	Teck Resources Limited 2025 First Quarter News Release

The table below summarizes our year-to-date capital spending for 2025.

($ in millions)	Sustaining	Growth	Corporate	Subtotal	Capitalized Production Stripping	Total

Copper	$185	$92	$—	$277	$47	$324
Zinc	21	30	—	51	14	65
Corporate	—	—	4	4	—	4
	$206	$122	$4	$332	$61	$393

Financing Activities

In the first quarter, we purchased US$15 million of our public notes through open market repurchases.

Interest and finance fees paid in the first quarter totalled $55 million, which was $42 million lower than a year ago, due to the reduction in our term notes following our tender offer in the third quarter of 2024.

In the first quarter, we paid $63 million in respect of our regular base quarterly dividend of $0.125 per share.

We also purchased 6.4 million Class B subordinate voting shares for $380 million in the first quarter under our normal course issuer bid.

22	Teck Resources Limited 2025 First Quarter News Release

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a large portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at March 31, 2025, we did not have any of our U.S. dollar denominated debt designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result of our substantial cash balance, which is largely held in U.S. dollars, following the receipt of proceeds from the sale of EVR and reduction in our U.S. dollar debt in the third quarter of 2024, we expect to be subject to an increased amount of U.S./Canadian dollar exchange rate exposure. Resulting gains or losses on this increased exposure to the U.S. dollar on our U.S. cash balances are recorded through the income statement.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including the imposition of tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce, which could affect our business and financial results.

We remain confident in the longer-term outlook for our major commodities; however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, may have an impact on demand and prices for our commodities, on our suppliers and employees, and on global financial markets in the future, which could be material.

The potential imposition of tariffs and countervailing restrictions between the United States and other countries is a fluid and rapidly evolving situation that is being closely monitored by Teck. We sell refined zinc and lead, and specialty metals such as germanium, indium, and sulphur products from Canada into the United States from our Trail Operations in B.C. These products are USMCA compliant. We typically sell a portion of our Red Dog zinc and lead concentrate to our customers in China. The 2025 Red Dog shipping season is not yet underway and we are working actively with our global customers and will continue to manage our sales arrangements to minimize the impact to Red Dog and the rest of our business from possible tariffs.

The potential imposition of tariffs and retaliatory trade measures between the United States and other countries is creating significant uncertainty in global markets which is likely to persist through 2025. While the ultimate outcome of tariffs is still unknown, trade flows are already starting to adjust, inflation expectations are rising and global growth expectations are being revised sharply downwards, which could have a negative impact on metals demand. One consequence of tariff implementation has been a front-loading of global trade. From the fourth quarter of 2024 through the first quarter of 2025, trade flows shifted above the longer-term trend, with notably strong export volumes from China. This has increased pressure on logistics channels, and also resulted in more goods sitting in inventory in consumer markets. As a result, we anticipate a softer period in apparent commodities demand in the second quarter of 2025 as supply chain inventory is reduced, though expect raw material trade to perform better.

In financial markets, tariff-related fears have seen a sharp sell-off in equity markets and industrial commodities, and rising bond yields in many key economies. This has resulted in a sharp drop in consumer confidence and will put increasing strain on the global financial system, which could amplify the organic economic headwinds from slowing trade. Currency markets continue to be volatile, with concerns over the US policy position now expected to result in trend US dollar weakness.

23	Teck Resources Limited 2025 First Quarter News Release

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized adjusted profit (loss) from continuing operations attributable to shareholders4 and adjusted EBITDA4 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2025 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.40, is as follows. Our U.S. dollar exchange sensitivity excludes foreign exchange gain/losses on our U.S. dollar cash and debt balances as these amounts are excluded from our adjusted profit from continuing operations attributable to shareholders4 and adjusted EBITDA4 calculations.

	2025 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change on Adjusted Profit (Loss) Attributable to Shareholders2 4 ($ in millions)	Estimated Effect on Adjusted EBITDA2 4 ($ in millions)
US$ exchange		CAD$0.01	$21	$48
Copper (000's tonnes)	527.5	US$0.01/lb.	$8	$15
Zinc (000's tonnes)[3]	760.0	US$0.01/lb.	$8	$11

Notes:

1.	Production estimates are subject to change based on market and operating conditions.
2.	The effect on our adjusted profit (loss) from continuing operations attributable to shareholders and on adjusted EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of adjusted profit (loss) from continuing operations attributable to shareholders and adjusted EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 210,000 tonnes of refined zinc and 550,000 tonnes of zinc contained in concentrate.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value, with gains and losses in each period included in other comprehensive income and profit for the period, as appropriate. The most significant of these instruments are marketable securities and metal-related forward contracts, including those embedded in our silver and gold streaming agreements, QB variable consideration to IMSA, and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

24	Teck Resources Limited 2025 First Quarter News Release

GUIDANCE

•	Our previously disclosed guidance for 2025 is unchanged.

•	We continue to expect to be within our previously disclosed 2025 annual copper and molybdenum production guidance ranges for QB of between 230,000 and 270,000 tonnes and 3,000 and 4,500 tonnes, respectively, albeit at the lower end of the ranges as a result of the maintenance shutdowns, noted above. Our previously disclosed 2025 annual net cash unit cost[1] guidance for QB of US$1.80-$2.15 per pound is unchanged, although we expect to be at the higher end of the range.

•	Our production, unit cost and capital expenditure guidance for 2025, and annual production guidance for 2026-2028 are outlined in the tables below.

•	The guidance ranges below reflect our operating plans, which include known risks and uncertainties. Events such as extreme weather, unplanned or extended operational shut-downs and other disruptions could impact actual results beyond these estimates. Our unit costs are calculated based on production guidance volumes and variances from estimated production ranges will impact unit costs. Our disclosed guidance ranges for capital expenditures do not include post-sanction capital expenditures for the unsanctioned near-term growth projects, noted above. Our disclosed production guidance ranges also do not include the production associated with these unsanctioned projects. Guidance will be updated at the time a sanction decision is made.

•	Our unit cost guidance for 2025 reflects actions taken across our operations to reduce costs, and embedding our management operating system across our operations to improve consistency and efficiency.

•	As a result of structural cost reductions across our business, we continue to expect our 2025 general and administration and research and innovation costs to decrease by approximately 15% and 35%, respectively, compared to 2024. This excludes investment in the implementation of a new ERP system across the company, which we expect to commence in 2025. This will be a multi-year program and our previously disclosed guidance included capital expenditures of $80–$100 million associated with the ERP implementation in 2025. Although we continue to expect to spend $80–$100 million in 2025, we now expect most of these expenditures to be expensed rather than capitalized and as a result, we have removed these costs from our capital expenditure guidance in the table below.

•	Based on our current elevated cash and cash equivalents balance resulting from the receipt of proceeds from the sale of the steelmaking coal business, we expect to have higher investment interest income for the foreseeable future.

Note:
1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
25	Teck Resources Limited 2025 First Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2024, our guidance for production for 2025 and for the following three years.

Units in 000’s tonnes	2024	Previous Guidance 2025	Change	Guidance 2025	Guidance 2026	Guidance 2027	Guidance 2028

PRINCIPAL PRODUCTS

Copper1 2
Quebrada Blanca	207.8	230 – 270	—	230 – 270	280 – 310	280 – 310	270 – 300
Highland Valley Copper	102.4	135 – 150	—	135 – 150	130 – 150	120 – 140	70 – 90
Antamina	96.1	80 – 90	—	80 – 90	95 – 105	85 – 95	80 – 90
Carmen de Andacollo	39.7	45 – 55	—	45 – 55	45 – 55	45 – 55	35 – 45
	446.0	490 – 565	—	490 – 565	550 – 620	530 – 600	455 – 525
Zinc1 2 3
Red Dog	555.6	430 – 470	—	430 – 470	410 – 460	365 – 400	290 – 320
Antamina	60.3	95 – 105	—	95 – 105	55 – 65	35 – 45	45 – 55
	615.9	525 – 575	—	525 – 575	465 – 525	400 – 445	335 – 375
Refined zinc
Trail Operations	256.0	190 – 230	—	190 – 230	260 – 300	260 – 300	260 – 300
OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	109.1	85 – 105	—	85 – 105	70 – 90	60 – 80	50 – 65

Molybdenum1 2
Quebrada Blanca	0.6	3.0 – 4.5	—	3.0 – 4.5	6.4 – 7.6	7.0 – 8.0	6.0 – 7.0
Highland Valley Copper	0.9	1.6 – 2.1	—	1.6 – 2.1	2.3 – 2.8	2.7 – 3.2	1.8 – 2.4
Antamina	1.8	0.5 – 0.8	—	0.5 – 0.8	0.7 – 1.0	0.9 – 1.2	0.4 – 0.6
	3.3	5.1 – 7.4	—	5.1 – 7.4	9.4 – 11.4	10.6 – 12.4	8.2 – 10.0

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production from our Quebrada Blanca and Carmen de Andacollo mines in our production volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production from Antamina, representing our proportionate ownership interest.
3.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

26	Teck Resources Limited 2025 First Quarter News Release

Sales Guidance

The table below shows our sales volumes for the last quarter and our sales guidance for the next quarter for zinc in concentrate sales at Red Dog.

	Q1 2025	Guidance Q2 2025
Zinc (000's tonnes)[1]
Red Dog	91	25 – 35

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products for 2024 and our unit cost guidance for selected principal products in 2025.

	2024	Previous Guidance 2025	Change	Guidance 2025

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.54	2.05 – 2.35	—	2.05 – 2.35
Net cash unit costs3 4 (US$/lb.)	2.20	1.65 – 1.95	—	1.65 – 1.95

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.61	0.65 – 0.75	—	0.65 – 0.75
Net cash unit costs3 4 (US$/lb.)	0.39	0.45 – 0.55	—	0.45 – 0.55

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2025 assumes a zinc price of US$1.25 per pound, a molybdenum price of US$20 per pound, a silver price of US$30 per ounce, a gold price of US$2,400 per ounce, a Canadian/U.S. dollar exchange rate of $1.40 and a Chilean peso/U.S. dollar exchange rate of 950.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2025 assumes a lead price of US$0.95 per pound, a silver price of US$30 per ounce and a Canadian/U.S. dollar exchange rate of $1.40. By-products include both by-products and co-products.
3.	After co-product and by-product margins.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

27	Teck Resources Limited 2025 First Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2024 and our capital expenditure guidance for 2025.

(Teck’s share in CAD$ millions)	2024	Previous Guidance 2025	Change	Guidance 2025
Sustaining
Copper	$654	$600 – 670	$—	$600 – 670
Zinc	182	150 – 175	—	150 – 175
	$836	$750 – 845	$—	$750 – 845
Growth
Copper[1]	$1,323	$740 – 830	$—	$740 – 830
Zinc	80	135 – 150	—	135 – 150
	$1,403	$875 – 980	$—	$875 – 980
Total
Copper	$1,977	$1,340 – 1,500	$—	$1,340 – 1,500
Zinc	262	285 – 325	—	285 – 325
Corporate	23	25 – 40	—	25 – 40
ERP[2]	—	80 – 100	(80) – (100)	—
Total before partner contributions	$2,262	$1,730 – 1,965	$—	$1,650 – 1,865
Partner contributions to capital expenditures	(375)	(150) – (170)	—	(150) – (170)
Total, net of partner contributions	$1,887	$1,580 – 1,795	$—	$1,500 – 1,695

Notes:

1.	Copper growth capital guidance includes feasibility studies, advancing detailed engineering work, project execution planning, and progressing permitting for Highland Valley Copper MLE, San Nicolás and Zafranal. We also expect to continue to progress our medium- to long-term portfolio options with prudent investments to advance the path to value including for NewRange, Galore Creek, Schaft Creek and NuevaUnión. 2024 growth includes QB2 project capital costs of $970 million.
2.	ERP spending reflects expected 2025 capital investment only, refer to above for further overview. Although we continue to expect to spend $80–$100 million in 2025, we now expect most of these expenditures to be expensed rather than capitalized and as a result, we have removed these costs from our capital expenditure guidance.

Capital Expenditure Guidance – Capitalized Production Stripping

(Teck's share in CAD$ millions)	2024	Previous Guidance 2025	Change	Guidance 2025
Copper	$290	$195 – 225	$—	$195 – 225
Zinc	83	65 – 75	—	65 – 75
	$373	$260 – 300	$—	$260 – 300

28	Teck Resources Limited 2025 First Quarter News Release

QUARTERLY PROFIT (LOSS) AND CASH FLOW

	2025	2024				2023
(in millions, except for share data)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$2,290	$2,786	$2,858	$1,802	$1,619	$1,843	$1,989	$1,265	$1,379

Gross profit	536	542	478	418	169	152	261	310	389

Profit (loss) attributable to shareholders	370	399	(699)	363	343	483	276	510	1,140

Basic earnings (loss) per share	$0.74	$0.78	$(1.35)	$0.70	$0.66	$0.93	$0.53	$0.98	$2.22

Diluted earnings (loss) per share	$0.73	$0.78	$(1.35)	$0.69	$0.65	$0.92	$0.52	$0.97	$2.18

Cash flow from operations	$(515)	$1,288	$134	$1,326	$42	$1,126	$736	$1,130	$1,092

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of assets held for sale and discontinued operations, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities, and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2024 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

29	Teck Resources Limited 2025 First Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the “own use” requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We are currently assessing the effect of these amendments on our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the effect of these amendments on our consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our consolidated financial statements.

30	Teck Resources Limited 2025 First Quarter News Release

OUTSTANDING SHARE DATA

As at April 23, 2025, there were 490.4 million Class B subordinate voting shares and 7.6 million Class A common shares outstanding. In addition, there were approximately 5.8 million share options outstanding with exercise prices ranging between $5.34 and $70.34 per share. More information on these instruments and the terms of their conversion is set out in Note 29 of our 2024 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

31	Teck Resources Limited 2025 First Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by reportable segments are summarized in the tables below.

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2025	2024

REVENUE
Copper
Quebrada Blanca	$558	$421
Highland Valley Copper	433	302
Antamina	321	277
Carmen de Andacollo	198	78
	1,510	1,078

Zinc
Trail Operations	622	470
Red Dog	277	185
Other	2	2
Intra-segment revenue	(121)	(116)
	780	541
TOTAL REVENUE	$2,290	$1,619

GROSS PROFIT
Copper
Quebrada Blanca	$(1)	$(61)
Highland Valley Copper	103	58
Antamina	168	128
Carmen de Andacollo	72	(19)
Other	1	—
	343	106

Zinc
Trail Operations	80	(8)
Red Dog	107	78
Other	6	(7)
	193	63
TOTAL GROSS PROFIT	$536	$169

32	Teck Resources Limited 2025 First Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by reportable segments is summarized in the tables below.

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2025	2024

OPERATING COSTS
Copper
Quebrada Blanca	$365	$336
Highland Valley Copper	231	182
Antamina	73	71
Carmen de Andacollo	86	77
Other	(1)	—
	754	666

Zinc
Trail Operations	143	154
Red Dog	82	70
Other	(4)	9
	221	233
Total operating costs	$975	$899

TRANSPORTATION COSTS
Copper
Quebrada Blanca	$17	$19
Highland Valley Copper	12	8
Antamina	7	7
Carmen de Andacollo	8	5
	44	39

Zinc
Trail Operations	39	42
Red Dog	29	18
	68	60
Total transportation costs	$112	$99
33	Teck Resources Limited 2025 First Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2025	2024

RAW MATERIAL PURCHASES
Zinc concentrate purchases

Trail Operations	$360	$249
Intra-segment purchases	(121)	(116)
Total raw material purchases	$239	$133

ROYALTY COSTS
Copper
Antamina	$8	$2

Zinc
Red Dog	27	(11)
Total royalty costs	$35	$(9)

DEPRECIATION AND AMORTIZATION
Copper
Quebrada Blanca	$177	$127
Highland Valley Copper	87	54
Antamina	65	69
Carmen de Andacollo	32	15
	361	265

Zinc
Trail Operations	—	33
Red Dog	32	30
	32	63
Total depreciation and amortization	$393	$328
TOTAL COST OF SALES	$1,754	$1,450

34	Teck Resources Limited 2025 First Quarter News Release

CAPITALIZED PRODUCTION STRIPPING COSTS

	Three months ended March 31,
(Teck’s share in CAD$ millions)	2025	2024

Copper
Quebrada Blanca	$10	$6
Highland Valley Copper	—	34
Antamina	33	38
Carmen de Andacollo	4	4
	47	82

Zinc
Red Dog	14	22
Total	$61	$104

35	Teck Resources Limited 2025 First Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended March 31,
	2025	2024

Quebrada Blanca
Tonnes mined (000's)	14,133	11,950
Tonnes milled (000's)	8,428	9,815
Copper
Grade (%)	0.61	0.58
Recovery (%)	83.4	76.8
Production (000's tonnes)	42.3	43.3
Sales (000's tonnes)	41.3	38.3

Copper cathode
Production (000’s tonnes)	—	—
Sales (000's tonnes)	—	1.5

Molybdenum
Production (000's tonnes)	0.3	—
Sales (000's tonnes)	0.3	—

Highland Valley Copper
Tonnes mined (000's)	19,884	13,964
Tonnes milled (000's)	10,201	9,226

Copper
Grade (%)	0.34	0.30
Recovery (%)	85.1	91.1
Production (000's tonnes)	29.5	25.4
Sales (000's tonnes)	30.5	26.5
Molybdenum
Production (000's tonnes)	0.4	0.2
Sales (000's tonnes)	0.4	0.1

36	Teck Resources Limited 2025 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2025	2024

Antamina
Tonnes mined (000's)	51,529	56,233
Tonnes milled (000's)
Copper-only ore	8,175	9,659
Copper-zinc ore	4,965	4,653
	13,140	14,312
Copper[1]
Grade (%)	0.81	0.83
Recovery (%)	91.1	89.7
Production (000's tonnes)	95.0	104.1
Sales (000's tonnes)	84.1	96.1

Zinc[1]
Grade (%)	1.93	1.63
Recovery (%)	87.8	83.8
Production (000's tonnes)	91.3	64.7
Sales (000's tonnes)	78.2	61.8

Molybdenum
Production (000's tonnes)	1.8	1.8
Sales (000's tonnes)	1.9	1.4

Carmen de Andacollo
Tonnes mined (000's)	5,691	5,127
Tonnes milled (000's)	4,148	2,643
Copper
Grade (%)	0.37	0.31
Recovery (%)	85.6	83.7
Production (000's tonnes)	13.0	6.9
Sales (000's tonnes)	15.4	7.5

Gold[2]
Production (000’s ounces)	7.4	3.4
Sales (000’s ounces)	8.6	4.2

Notes:
1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
2.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

37	Teck Resources Limited 2025 First Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended March 31,
	2025	2024
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	105	132
Lead	27	27
Metal production
Zinc (000's tonnes)	58.3	63.5
Lead (000's tonnes)	23.0	16.5
Silver (million ounces)	3.2	2.9
Gold (000's ounces)	7.0	4.8

Metal sales
Zinc (000's tonnes)	57.1	61.6
Lead (000's tonnes)	20.8	17.0
Silver (million ounces)	3.1	3.0
Gold (000's ounces)	7.6	4.3

Red Dog
Tonnes mined (000's)	2,322	2,962
Tonnes milled (000's)	1,072	1,126
Zinc
Grade (%)	13.6	15.2
Recovery (%)	80.2	84.8
Production (000's tonnes)	116.8	145.3
Sales (000's tonnes)	90.8	84.6
Lead
Grade (%)	4.5	4.3
Recovery (%)	51.7	52.0
Production (000's tonnes)	25.0	25.4
Sales (000's tonnes)	—	—

38	Teck Resources Limited 2025 First Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial statements are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS Accounting Standards, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS Accounting Standards.

Adjusted profit (loss) from continuing operations attributable to shareholders – For adjusted profit from continuing operations attributable to shareholders, we adjust profit from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit from continuing operations attributable to shareholders as described above.

Adjusted profit from continuing operations attributable to shareholders, EBITDA and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our reportable segments or overall operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation and amortization are gross profit before depreciation and amortization, divided by revenue for each respective reportable segment. We believe this measure assists us and readers to compare margins on a percentage basis among our reportable segments.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

39	Teck Resources Limited 2025 First Quarter News Release

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by- and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations

Total debt – Total debt is the sum of debt plus lease liabilities, including the current portions of debt and lease liabilities.

Net debt (cash) – Net debt (cash) is total debt, less cash and cash equivalents. Net cash is the amount by which our cash balance exceeds our total debt balance.

Net debt to net debt-plus-equity ratio – Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – Net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the 12 months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings (loss) per share from continuing operations – Adjusted basic earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings (loss) per share from continuing operations – Adjusted diluted earnings per share from continuing operations is adjusted profit from continuing operations attributable to shareholders divided by average number of fully diluted shares in a period.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

40	Teck Resources Limited 2025 First Quarter News Release

Profit (Loss) from Continuing Operations Attributable to Shareholders and Adjusted Profit (Loss) from Continuing Operations Attributable to Shareholders

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Profit (loss) from continuing operations attributable to shareholders	$370	$(125)
Add (deduct) on an after-tax basis:
QB variable consideration to IMSA and Codelco	(50)	10
Environmental costs	6	(11)
Share-based compensation	10	25
Commodity derivatives	(20)	2
Foreign exchange losses	—	22
Tax items	(28)	44
Other	15	27
Adjusted profit (loss) from continuing operations attributable to shareholders	$303	$(6)

Basic earnings (loss) per share from continuing operations	$0.74	$(0.24)
Diluted earnings (loss) per share from continuing operations	$0.73	$(0.24)
Adjusted basic earnings (loss) per share from continuing operations	$0.60	$(0.01)
Adjusted diluted earnings (loss) per share from continuing operations	$0.60	$(0.01)

41	Teck Resources Limited 2025 First Quarter News Release

Reconciliation of Basic Earnings (Loss) per share from Continuing Operations to Adjusted Basic Earnings (Loss) per share from Continuing Operations

	Three months ended March 31,
(Per share amounts)	2025	2024

Basic earnings (loss) per share from continuing operations	$0.74	$(0.24)
Add (deduct):
QB variable consideration to IMSA and Codelco	(0.10)	0.02
Environmental costs	0.01	(0.02)
Share-based compensation	0.02	0.05
Commodity derivatives	(0.04)	—
Foreign exchange losses	—	0.04
Tax items	(0.06)	0.08
Other	0.03	0.06
Adjusted basic earnings (loss) per share from continuing operations	$0.60	$(0.01)

Reconciliation of Diluted Earnings (Loss) per share from Continuing Operations to Adjusted Diluted Earnings (Loss) per share from Continuing Operations

	Three months ended March 31,
(Per share amounts)	2025	2024

Diluted earnings (loss) per share from continuing operations	$0.73	$(0.24)
Add (deduct):
QB variable consideration to IMSA and Codelco	(0.10)	0.02
Environmental costs	0.01	(0.02)
Share-based compensation	0.02	0.05
Commodity derivatives	(0.04)	—
Foreign exchange losses	—	0.04
Tax items	(0.05)	0.08
Other	0.03	0.06
Adjusted diluted earnings (loss) per share from continuing operations	$0.60	$(0.01)

42	Teck Resources Limited 2025 First Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2024	(B) Three months ended March 31, 2024	(C) Three months ended March 31, 2025	(A-B+C) Twelve months ended March 31, 2025

Profit (loss) from continuing operations before taxes	$(718)	$(235)	$450	$(33)
Net finance expense	719	196	129	652
Depreciation and amortization	1,726	345	412	1,793
EBITDA	$1,727	$306	$991	$2,412

Add (deduct):
Asset impairment	1,053	—	—	1,053
QB variable consideration to IMSA and Codelco	51	20	(84)	(53)
Environmental costs	—	(22)	9	31
Share-based compensation	91	33	12	70
Commodity derivatives	(90)	2	(28)	(120)
Foreign exchange (gains) losses	(146)	18	(1)	(165)
Other	247	52	28	223
Adjusted EBITDA (D)	$2,933	$409	$927	$3,451
Total debt (E)	$5,482			$5,450
Less: cash and cash equivalents	(7,587)			(6,214)
Net debt (cash) (F)	$(2,105)			$(764)

Debt to adjusted EBITDA ratio (E/D)	1.9			1.6
Net debt to adjusted EBITDA ratio (F/D)	(0.7)			(0.2)
Equity attributable to shareholders of the company (G)	$26,077			$25,821
Other financial obligations (H)	$36			$32
Adjusted net debt to capitalization ratio (F+H)/(E+G+H)	(0.07)			(0.02)

43	Teck Resources Limited 2025 First Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Profit (loss) from continuing operations before taxes	$450	$(235)
Finance expense net of finance income	129	196
Depreciation and amortization	412	345
EBITDA	991	306

Add (deduct):
QB variable consideration to IMSA and Codelco	(84)	20
Environmental costs	9	(22)
Share-based compensation	12	33
Commodity derivatives	(28)	2
Foreign exchange (gains) losses	(1)	18
Other	28	52
Adjusted EBITDA	$927	$409

44	Teck Resources Limited 2025 First Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Gross profit	$536	$169
Depreciation and amortization	393	328
Gross profit before depreciation and amortization	$929	$497

Reported as:
Copper
Quebrada Blanca	$176	$66
Highland Valley Copper	190	112
Antamina	233	197
Carmen de Andacollo	104	(4)
Other	1	—
	704	371

Zinc
Trail Operations	80	25
Red Dog	139	108
Other	6	(7)
	225	126
Gross profit before depreciation and amortization	$929	$497

45	Teck Resources Limited 2025 First Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended March 31,
(CAD$ in millions)	2025	2024

Revenue
Copper (A)	$1,510	$1,078
Zinc (B)	780	541
Total	$2,290	$1,619

Gross profit before depreciation and amortization
Copper (C)	$704	$371
Zinc (D)	225	126
Total	$929	$497

Gross profit margins before depreciation and amortization
Copper (C/A)	47%	34%
Zinc (D/B)	29%	23%

46	Teck Resources Limited 2025 First Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended March 31,
(CAD$ in millions, except where noted)	2025	2024

Revenue as reported	$1,510	$1,078
Less:
By-product revenue (A)	(169)	(79)
Smelter processing charges (B)	42	59
Adjusted revenue	$1,383	$1,058

Cost of sales as reported	$1,167	$972
Less:
Depreciation and amortization	(361)	(265)
Inventory write-down	(7)	(41)
Labour settlement charge	(11)	—
By-product cost of sales (C)	(27)	(18)
Adjusted cash cost of sales (D)	$761	$648

Payable pounds sold (millions) (E)	225.9	203.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$3.37	$3.19
Smelter processing charges (B/E)	0.18	0.29
Total cash unit costs – CAD$/pound	$3.55	$3.48
Cash margin for by-products – ((A – C)/E)	(0.62)	(0.30)
Net cash unit costs – CAD$/pound	$2.93	$3.18

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.44	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.35	$2.37
Smelter processing charges	0.13	0.21
Total cash unit costs – US$/pound	$2.48	$2.58
Cash margin for by-products	(0.44)	(0.22)
Net cash unit costs – US$/pound	$2.04	$2.36

Note:
1.	Average period exchange rates are used to convert to US$ per pound equivalent.

47	Teck Resources Limited 2025 First Quarter News Release

Copper Unit Cost Reconciliation, Excluding QB1

	Three months ended March 31,
(CAD$ in millions, except where noted)	2025	2024

Revenue as reported	$1,510	$1,078
Less:
Quebrada Blanca revenue as reported	(558)	(421)
By-product revenue (A)	(128)	(71)
Smelter processing charges (B)	28	32
Adjusted revenue	$852	$618

Cost of sales as reported	$1,167	$972
Less: Quebrada Blanca cost of sales as reported	(560)	(482)
	$607	$490
Less:
Depreciation and amortization	(184)	(138)
Inventory write-down	—	(6)
By-product cost of sales (C)	(27)	(18)
Adjusted cash cost of sales (D)	$396	$328

Payable pounds sold (millions) (E)	138.0	118.4

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.88	$2.77
Smelter processing charges (B/E)	0.20	0.27
Total cash unit costs – CAD$/pound	$3.08	$3.04
Cash margin for by-products – ((A – C)/E)	(0.73)	(0.45)
Net cash unit costs – CAD$/pound	$2.35	$2.59

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.44	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$2.01	$2.05
Smelter processing charges	0.14	0.20
Total cash unit costs – US$/pound	$2.15	$2.25
Cash margin for by-products	(0.51)	(0.33)
Net cash unit costs – US$/pound	$1.64	$1.92

Notes:
1.	Excludes Quebrada Blanca in 2025 and 2024.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
48	Teck Resources Limited 2025 First Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended March 31,
(CAD$ in millions, except where noted)	2025	2024

Revenue as reported	$780	$541
Less:
Trail Operations revenue as reported	(622)	(470)
Other revenue as reported	(2)	(2)
Add back: Intra-segment revenue as reported	121	116
	$277	$185
By-product revenue (A)	(5)	(4)
Smelter processing charges (B)	39	58
Adjusted revenue	$311	$239

Cost of sales as reported	$587	$478
Less:
Trail Operations cost of sales as reported	(542)	(478)
Other cost of sales as reported	4	(9)
Add back: Intra-segment purchases as reported	121	116
	$170	$107
Less:
Depreciation and amortization	(32)	(30)
Royalty costs	(27)	11
By-product cost of sales (C)	—	—
Adjusted cash cost of sales (D)	$111	$88
Payable pounds sold (millions) (E)	170.1	158.6

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.65	$0.55
Smelter processing charges (B/E)	0.23	0.37
Total cash unit costs – CAD$/pound	$0.88	$0.92
Cash margin for by-products – ((A - C)/E)	(0.03)	(0.02)
Net cash unit costs – CAD$/pound	$0.85	$0.90

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.44	$1.35

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.45	$0.41
Smelter processing charges	0.16	0.27
Total cash unit costs – US$/pound	$0.61	$0.68
Cash margin for by-products	(0.02)	(0.01)
Net cash unit costs – US$/pound	$0.59	$0.67

Notes:
1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.
49	Teck Resources Limited 2025 First Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy, including being a pure-play energy transition metals company; anticipated global and regional supply, demand and market outlook for our commodities; our business, assets, and strategy going forward, including with respect to future and ongoing project development; our ability to execute our copper growth strategy in a value accretive manner; the timing and format of any cash returns to shareholders; our expectations regarding cost, timing and completion of TMF development and installation of remaining permanent tailings infrastructure at our QB operations; the continued ramp-up to consistent full production and future optimization and debottlenecking of our QB operations; our expectations with respect to the occurrence, timing and length of required maintenance shutdowns; expectations regarding inflationary pressures and our ability to manage controllable operating expenditures; expectations with respect to the potential impact of any tariffs, countervailing duties or other trade restrictions, including the impact on trade flows, demand for our products and general economic conditions and our ability to manage our sale arrangements to minimize any impacts or maintain compliance with any exemptions provided; expectations with respect to execution of our copper growth strategy, including the timing and occurrence of any sanction decisions and prioritization and amount of planned growth capital expenditures; expectations regarding advancement of our copper growth portfolio projects, including advancement of study, permitting, execution planning, detailed engineering and design, risk mitigation, and advanced early works, community and Indigenous engagement, completion of updated cost estimates, tendering processes, and timing for receipt of permits related to QB debottlenecking, the HVC MLE, San Nicolás, and Zafranal projects, as applicable; expectations with respect to timing and outcome of the regulatory approvals process for our copper growth projects, including with respect to the dispute resolution processes underway related to HVC MLE; expectations for copper growth capital expenditures to progress our medium- to long-term projects, including Galore Creek, Schaft Creek, NewRange, and NuevaUnion; expectations regarding our effective tax rate; liquidity and availability of borrowings under our credit facilities; requirements to post and our ability to obtain additional credit for posting security for reclamation at our sites; expectations for our general and administration and research and innovation costs and costs related to the ERP system; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized production stripping, operating outlook, and other guidance under the headings “Guidance” and "Outlook" and as discussed elsewhere in the various reportable segment sections; our expectations regarding inflationary pressures and increased key input costs; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; the continued operation of QB in accordance with our expectations; our ability to complete TMF development work in a timely manner; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our

50	Teck Resources Limited 2025 First Quarter News Release

products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and statutory and effective tax rates; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; the imposition of tariffs, import or export restrictions, or other trade barriers or retaliatory measures by foreign or domestic governments; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); government action or delays in the receipt of government approvals; changes in royalty or tax rates; industrial disturbances or other job action; adverse weather conditions; unanticipated events related to health, safety and environmental matters; union labour disputes; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Ongoing monitoring may reveal unexpected environmental conditions at our operations and projects that could require additional remedial measures. Production at our QB and Red Dog Operations may also be impacted by water levels

51	Teck Resources Limited 2025 First Quarter News Release

at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our material properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., a contractor of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q1/2025 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on April 24, 2025. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

52	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three Months Ended March 31, 2025 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions, except for share data)	2025	2024
Revenue (Note 4)	$2,290	$1,619

Cost of sales	(1,754)	(1,450)
Gross profit	536	169

Other operating income (expenses)
General and administration	(75)	(62)
Exploration	(23)	(18)
Research and innovation	(10)	(18)
Other operating income (expense) (Note 5)	73	(69)
Profit from operations	501	2
Finance income	91	27
Finance expense (Note 6)	(220)	(223)
Non-operating income (expense) (Note 7)	76	(38)
Share of profit (loss) of joint venture	2	(3)
Profit (loss) from continuing operations before taxes	450	(235)
Recovery of (provision for) income taxes from continuing operations	(137)	3
Profit (loss) from continuing operations for the period	313	(232)
Profit from discontinued operations (Note 3)	—	664
Profit for the period	$313	$432

Profit (loss) from continuing operations attributable to:
Shareholders of the company	$370	$(125)
Non-controlling interests	(57)	(107)
Profit (loss) from continuing operations for the period	$313	$(232)

Profit (loss) attributable to:
Shareholders of the company	$370	$343
Non-controlling interests	(57)	89
Profit for the period	$313	$432

Earnings (loss) per share from continuing operations
Basic	$0.74	$(0.24)
Diluted	$0.73	$(0.24)
Earnings per share from discontinued operations
Basic	$—	$0.90
Diluted	$—	$0.89
Earnings per share
Basic	$0.74	$0.66
Diluted	$0.73	$0.65
Weighted average shares outstanding (millions)	503.3	517.7
Weighted average diluted shares outstanding (millions)	505.3	524.1
Shares outstanding at end of period (millions)	500.3	518.0

54	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2025	2024
Profit for the period	$313	$432

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $nil and $6)	(16)	394
Change in fair value of debt securities (net of taxes of $nil and $nil)	2	1
	(14)	395
Items that will not be reclassified to profit
Change in fair value of marketable equity securities (net of taxes of $(1) and $(2))	4	14
Remeasurements of retirement benefit plans (net of taxes of $1 and $11)	7	(18)
	11	(4)
Total other comprehensive income (loss) from continuing operations for the period	(3)	391

Other comprehensive income from discontinued operations for the period
Items that will not be reclassified to profit (loss)
Remeasurements of retirement benefit plans (net of taxes of $nil and $(28))	—	41

Total comprehensive income for the period	$310	$864

Total comprehensive income attributable to:
Shareholders of the company	$184	$760
Non-controlling interests	126	104
	$310	$864

Total comprehensive income attributable to shareholders of the company from:
Continuing operations	$184	$251
Discontinued operations	—	509
	$184	$760

55	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2025	2024
Operating activities
Profit (loss) from continuing operations	$313	$(232)
Depreciation and amortization	412	345
Provision for (recovery of) income taxes from continuing operations	137	(3)
Gain on disposal of assets	(5)	(8)
Net finance expense	129	196
Income taxes paid	(697)	(1,325)
Remeasurement of decommissioning and restoration provisions for closed operations	—	(24)
QB variable consideration to IMSA and Codelco	(84)	20
Foreign exchange (gains) losses	(1)	18
Other	(112)	20
Net change in non-cash working capital items	(607)	(290)
Net cash used in continuing operating activities	(515)	(1,283)
Net cash provided by discontinued operating activities	—	1,325
	(515)	42
Investing activities
Expenditures on property, plant and equipment	(332)	(625)
Capitalized production stripping costs	(61)	(104)
Expenditures on investments and other assets	(19)	(10)
Proceeds from sale of assets and other	44	11
Proceeds from interest and dividend income	61	26
Net cash used in continuing investing activities	(307)	(702)
Net cash used in discontinued investing activities	—	(377)
	(307)	(1,079)
Financing activities
Proceeds from debt	—	50
Redemption, purchase or repayment of debt	(22)	(32)
Repayment of lease liabilities	(26)	(15)
QB advances from SMM/SC	—	85
Sale of minority interest in steelmaking coal business	—	1,675
Interest and finance charges paid	(55)	(97)
Issuance of Class B subordinate voting shares	8	54
Purchase and cancellation of Class B subordinate voting shares	(380)	(74)
Dividends paid	(63)	(65)
Contributions from non-controlling interests	—	30
Settlement of other liabilities	(5)	(12)
Net cash provided by (used in) continuing financing activities	(543)	1,599
Net cash used in discontinued financing activities	—	(35)
	(543)	1,564
Increase (decrease) in cash and cash equivalents	(1,365)	527
Effect of exchange rate changes on cash and cash equivalents	(8)	24
Cash and cash equivalents at beginning of period	7,587	744
Cash and cash equivalents at end of period	$6,214	$1,295

56	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$6,214	$7,587
Current income taxes receivable	281	267
Trade and settlement receivables	1,668	1,661
Inventories	2,666	2,598
Prepaids and other current assets	523	461
	11,352	12,574
Financial assets	773	764
Investment in joint venture	1,231	1,223
Property, plant and equipment	30,521	30,568
Intangible assets	193	196
Deferred income tax assets	655	572
Goodwill	442	442
Other assets	726	698
	$45,893	$47,037
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$2,334	$2,735
Current portion of debt (Note 8)	423	423
Current portion of lease liabilities	145	175
Current income taxes payable	288	850
Current portion of provisions	187	187
	3,377	4,370
Debt (Note 8)	4,086	4,108
Lease liabilities	796	776
QB advances from SMM/SC (Note 9)	4,480	4,483
Deferred income tax liabilities	2,357	2,293
Retirement benefit liabilities	379	373
Provisions	2,459	2,439
Other liabilities	993	1,099
	18,927	19,941
Equity
Attributable to shareholders of the company	25,821	26,077
Attributable to non-controlling interests	1,145	1,019
	26,966	27,096
	$45,893	$47,037

57	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Three months ended March 31,
(CAD$ in millions)	2025	2024
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,435	6,458
Share repurchases	(84)	(18)
Issued on exercise of options	11	72
End of period	6,362	6,512
Retained earnings
Beginning of period	17,061	19,618
Profit for the period attributable to shareholders of the company	370	343
Dividends paid	(63)	(65)
Share repurchases	(305)	(62)
Change from NSC/POSCO transaction (Note 3)	—	(1,479)
Remeasurements of retirement benefit plans	7	23
End of period	17,070	18,378
Contributed surplus
Beginning of period	178	213
Share option compensation expense (Note 10(a))	4	6
Transfer to Class B subordinate voting shares on exercise of options	(3)	(18)
End of period	179	201
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	2,397	693
Other comprehensive income (loss)	(186)	417
Remeasurements of retirement benefit plans recorded in retained earnings	(7)	(23)
End of period	2,204	1,087
Non-controlling interests
Beginning of period	1,019	1,304
Profit (loss) for the period attributable to non-controlling interests	(57)	89
Other comprehensive income attributable to non-controlling interests	183	15
Change from NSC/POSCO transaction (Note 3)	—	3,155
Contributions from non-controlling interests	—	30
End of period	1,145	4,593
Total equity	$26,966	$30,777

58	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. On April 23, 2025, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	NEW IFRS ACCOUNTING STANDARDS AND AMENDMENTS

Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity

In December 2024, the IASB issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7. These amendments aimed to ensure that nature-dependent electricity contracts, where contractual features can expose a company to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions, are appropriately reflected in the financial statements. The amendments include clarifying the application of the “own use” requirements to these contracts in assessing whether derivative accounting is required, permitting hedge accounting if these contracts are used as hedging instruments and requiring new disclosures that discuss the effect of these contracts on a company’s financial performance and cash flows.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. The clarifications regarding the “own use” requirements are applied retrospectively, but the guidance permitting hedge accounting is applied prospectively to new hedging relationships designated on or after the date of initial application. We are currently assessing the effect of these amendments on our consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. We are currently assessing the effect of these amendments on our consolidated financial statements.

59	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	NEW IFRS ACCOUNTING STANDARDS AND AMENDMENTS, continued

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three main categories of operating, investing and financing, and by specifying certain defined totals and subtotals. An entity may use certain subtotals of income and expenses in public communications outside the financial statements to communicate management’s view of an aspect of the financial performance of the entity as a whole to users, and these subtotals are not specifically required by IFRS Accounting Standards. IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation that apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. We are currently assessing the effect of this new standard on our consolidated financial statements.

3.	SALE OF STEELMAKING COAL BUSINESS AND DISCONTINUED OPERATIONS

a)	Sale of steelmaking coal business

In 2024, we completed the sale of our steelmaking coal business. In January of 2024, we sold a minority stake of our interest in our steelmaking coal business, Elk Valley Resources (EVR), to Nippon Steel Corporation (NSC) and POSCO. NSC acquired a 20% interest in EVR in exchange for its 2.5% interest in the Elkview Operations plus $1.7 billion (US$1.3 billion) in cash. POSCO exchanged its 2.5% interest in the Elkview Operations and its 20% interest in the Greenhills Operations for a 3% interest in EVR. These transactions were accounted for as equity transactions with non-controlling interests, reducing retained earnings by $1.5 billion and increasing non-controlling interests balances.

In July of 2024, we completed the sale of our remaining 77% interest in EVR to Glencore plc (Glencore), for which we received cash proceeds of $9.9 billion (US$7.3 billion). As a result, we derecognized the corresponding assets and liabilities of EVR. Profit from the steelmaking coal business is disclosed as part of profit from discontinued operations on our consolidated statement of income.

Pursuant to the terms of the steelmaking coal business sale transaction, Teck agreed to indemnify Glencore for a portion of certain water related liabilities. On July 10, 2024, the Public Prosecution Service of Canada charged Teck Coal Limited with five counts of violating s.36(3) of the Fisheries Act. Glencore notified Teck that it is seeking indemnification with respect to liabilities arising out of these charges.

60	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	SALE OF STEELMAKING COAL BUSINESS AND DISCONTINUED OPERATIONS, continued

b)	Results of discontinued operations

Three months ended March 31, 2024
(CAD$ in millions)	Steelmaking Coal
Revenue	$2,369
Cost of sales	(1,249)
Gross profit	1,120
Other operating income (expenses)	(129)
Net finance expense	(35)
Non-operating income	20
Profit from discontinued operations before taxes	976
Provision for income taxes	(312)
Profit from discontinued operations	$664

Profit from discontinued operations attributable to:
Shareholders of the company	$468
Non-controlling interests	196
Profit from discontinued operations	$664

61	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	REVENUE

The following table shows our revenue disaggregated by major product type and by reportable segment (Note 11). A reportable segment can have revenue from more than one commodity, as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if the sales were made to arm’s-length parties and are eliminated on consolidation.

As a result of the sale of our steelmaking coal business in July of 2024, we no longer present the associated revenue in the tables below. Revenue related to the steelmaking coal business is disclosed as part of Note 3, Sale of Steelmaking Coal Business and Discontinued Operations.

(CAD$ in millions)	Three months ended March 31, 2025
	Copper	Zinc	Total
Copper	$1,341	$—	$1,341
Zinc	62	535	597
Silver	26	148	174
Lead	2	58	60
Molybdenum	63	—	63
Other	16	160	176
Intra-segment	—	(121)	(121)
	$1,510	$780	$2,290

(CAD$ in millions)	Three months ended March 31, 2024
	Copper	Zinc	Total
Copper	$999	$—	$999
Zinc	34	421	455
Silver	15	99	114
Lead	—	41	41
Molybdenum	23	—	23
Other	7	96	103
Intra-segment	—	(116)	(116)
	$1,078	$541	$1,619

62	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2025	2024
Settlement pricing adjustments	$106	$12
Share-based compensation (Note 10(a))	(12)	(33)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	(9)	22
Care and maintenance costs	(11)	(9)
Social responsibility and donations	(7)	(13)
Gain on disposal of assets	5	8
Impairment of intangible assets	—	(18)
Commodity derivatives	28	(2)
Depreciation of corporate assets	(18)	(12)
Other	(9)	(24)
	$73	$(69)

6.	FINANCE EXPENSE

	Three months ended March 31,
(CAD$ in millions)	2025	2024
Debt interest	$26	$55
Interest on QB project financing	40	55
Interest on advances from SMM/SC	88	82
Interest on lease liabilities	13	12
Letters of credit and standby fees	6	10
Accretion on decommissioning and restoration provisions	37	29
Accretion on other liabilities	13	11
Other	3	5
	226	259
Less capitalized borrowing costs	(6)	(36)
	$220	$223

63	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

7.	NON-OPERATING INCOME (EXPENSE)

	Three months ended March 31,
(CAD$ in millions)	2025	2024
QB variable consideration to IMSA and Codelco	$84	$(20)
Foreign exchange gains (losses)	1	(18)
Downstream pipeline take-or-pay toll commitment	—	4
Other	(9)	(4)
	$76	$(38)

8.	DEBT

($ in millions)	March 31, 2025			December 31, 2024
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.9% notes due July 2030 (a)	$142	$196	$203	$143	$196	$204
6.125% notes due October 2035 (a)	180	271	256	187	273	266
6.0% notes due August 2040 (a)	190	276	272	194	273	278
6.25% notes due July 2041 (a)	242	352	345	245	350	349
5.2% notes due March 2042	167	216	237	167	212	237
5.4% notes due February 2043	108	139	154	108	141	154
	1,029	1,450	1,467	1,044	1,445	1,488
QB project financing facility (b)	1,912	2,833	2,719	1,912	2,847	2,719
Antamina loan agreement	225	323	323	225	324	324
	$3,166	$4,606	$4,509	$3,181	$4,616	$4,531
Less current portion of debt	(294)	(423)	(423)	(294)	(423)	(423)
	$2,872	$4,183	$4,086	$2,887	$4,193	$4,108

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 14).

a)	Notes Purchased

In the first quarter of 2025, we purchased US$15 million aggregate principal amount of our outstanding term notes (US$1 million of the 3.9% notes due 2030, US$7 million of the 6.125% notes due 2035, US$4 million of the 6.0% notes due 2040, and US$3 million of the 6.25% notes due 2041) via open market repurchases. The total cash cost of the purchases was $22 million (US$15 million), which was funded from cash on hand.

64	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	DEBT, continued

b)	QB Project Financing Facility

As at March 31, 2025, the limited recourse QB project financing facility had a balance of US$1.9 billion. Amounts drawn under the facility bear interest at Term SOFR plus applicable margins that vary over time. The facility is being repaid in 17 equal semi-annual instalments of US$147 million, which began on June 15, 2023. The facility was guaranteed pre-final completion on a several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The project has met all the completion requirements and achieved completion in March 2025. As a result, these guarantees have been released.

c)	Revolving Credit Facility

We maintain a US$3.0 billion sustainability-linked revolving credit facility maturing October 2029. The facility has pricing adjustments where the cost will increase, decrease or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at March 31, 2025, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio to not exceed 0.60 to 1.0. Following the sale of the steelmaking coal business in July 2024, cash and cash equivalents have increased significantly and as a result, our cash balances were greater than our debt balances at March 31, 2025. Therefore, we do not exceed the required net debt-to-capitalization ratio. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

In addition to that financial covenant, the facility is subject to customary covenants including limits on subsidiary debt, change of control repayment requirements, and the prohibition on agreements that may restrict subsidiary dividend payments or loan repayments to Teck. Breach of these covenants could lead to an inability to borrow under the facility, or an enforcement action by lenders, including accelerating any outstanding debt repayment.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at March 31, 2025, we had $1.6 billion (December 31, 2024 – $1.5 billion) of letters of credit outstanding. We also had $455 million in surety bonds outstanding at March 31, 2025 (December 31, 2024 – $441 million) to support current and future reclamation obligations.

65	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	QB ADVANCES FROM SMM/SC

($ in millions)	March 31, 2025			December 31, 2024
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB advances from SMM/SC	$3,136	$4,733	$4,480	$3,136	$4,707	$4,483

Amounts outstanding under the facilities bear interest at Term SOFR plus applicable margins that vary over time.

The fair value of the advances is determined using discounted cash flows based on our cost of borrowing. This is considered a Level 2 fair value measurement with significant observable inputs on the fair value hierarchy (Note 14).

10.	EQUITY

a)	Share-Based Compensation

During the three months ended March 31, 2025, we granted 750,725 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $58.22, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $22.31 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.6 years
Risk-free interest rate	2.58%
Dividend yield	0.86%
Expected volatility	41%

During the three months ended March 31, 2025, share-based compensation expense related to stock options was $4 million (2024 – $6 million expense).

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the three months ended March 31, 2025, we issued 679,683 Units. The total number of Units outstanding at March 31, 2025 was 2,687,841. During the three months ended March 31, 2025, share-based compensation expense related to Units was $8 million (2024 – $27 million expense).

During the three months ended March 31, 2025, total share-based compensation expense was $12 million (2024 – $33 million expense) (Note 5).

b)	Accumulated Other Comprehensive Income

	Three months ended March 31,
(CAD$ in millions)	2025	2024
Currency translation differences	$2,055	$983
Gain on marketable equity and debt securities (net of tax of $(18) and $(12))	149	104
	$2,204	$1,087
66	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	EQUITY, continued

c)	Dividends

In the first quarter of 2025, we declared and paid dividends on our Class A common and Class B subordinate voting shares of $0.125 per share, totalling $63 million.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In November 2024, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 22, 2024 to November 21, 2025. All purchased shares will be cancelled.

During the three months ended March 31, 2025, we purchased 6,400,551 Class B subordinate voting shares for $389 million, which was recorded as part of equity. The $389 million includes an accrual of $7 million related to tax on repurchases of equity. Of the shares purchased, $380 million was paid in cash for the cancellation of 6,350,551 Class B subordinate voting shares inclusive of $6 million cash for the share cancellations accrued as at December 31, 2024 which settled in the quarter. Subsequent to March 31, 2025, $8 million was paid in cash for the cancellation of the remaining 150,000 Class B subordinate voting shares.

During the three months ended March 31, 2024, we purchased 1,431,300 Class B subordinate voting shares for $80 million, which was recorded as part of equity. Of the shares purchased, $74 million was paid in cash for the cancellation of 1,316,600 Class B subordinate voting shares. Subsequent to March 31, 2024, $6 million was paid in cash for the cancellation of the remaining 114,700 Class B subordinate voting shares.

67	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SEGMENTED INFORMATION

Based on the primary products we produce, we have two reportable segments that we report to our President and Chief Executive Officer – copper and zinc. Corporate activities are not considered a reportable segment and are included as a reconciliation to total consolidated results. These corporate activities include all of our initiatives in other commodities and groups that provide administrative, technical, financial and other support to our reportable segments. Operating income (expense) - other includes general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our steelmaking coal business in July of 2024, we no longer present the associated steelmaking coal segment in the tables below. The segmented information related to the steelmaking coal business is disclosed as part of Note 3, Sale of Steelmaking Coal Business and Discontinued Operations.

	Three months ended March 31, 2025
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$1,510	$780	$—	$2,290
Cost of sales	(1,167)	(587)	—	(1,754)
Gross profit	343	193	—	536
Operating income (expense) - other	131	(16)	(150)	(35)
Profit (loss) from operations	474	177	(150)	501
Finance income	3	—	88	91
Finance expense	(164)	(17)	(39)	(220)
Non-operating income (expense)	95	(1)	(18)	76
Share of profit of joint venture	2	—	—	2
Profit (loss) before taxes from continuing operations	410	159	(119)	450

Depreciation and amortization	(361)	(32)	(19)	(412)
Capital expenditures from continuing operations	324	65	4	393
	As at March 31, 2025
Goodwill	442	—	—	442
Total assets	$32,482	$4,121	$9,290	$45,893

68	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	SEGMENTED INFORMATION, continued

	Three months ended March 31, 2024
(CAD$ in millions)	Copper	Zinc	Corporate	Total
Revenue (Note 4)	$1,078	$541	$—	$1,619
Cost of sales	(972)	(478)	—	(1,450)
Gross profit	106	63	—	169
Operating income (expense) - other	35	(5)	(197)	(167)
Profit (loss) from operations	141	58	(197)	2
Finance income	4	—	23	27
Finance expense	(149)	(16)	(58)	(223)
Non-operating income (expense)	(9)	1	(30)	(38)
Share of loss of joint venture	(3)	—	—	(3)
Profit (loss) before taxes from continuing operations	(16)	43	(262)	(235)

Depreciation and amortization	(265)	(63)	(17)	(345)
Capital expenditures from continuing operations	670	55	4	729
	As at March 31, 2024
Goodwill from continuing operations	416	—	—	416
Goodwill from discontinued operations - Unallocated	—	—	—	702
Goodwill	416	—	—	1,118
Total assets from continuing operations	29,562	4,668	3,576	37,806
Total assets from discontinued operations - Unallocated	—	—	—	20,520
Total assets	$29,562	$4,668	$3,576	$58,326

Goodwill from discontinued operations and total assets from discontinued operations were unallocated to a segment as they were derecognized as part of the sale of the steelmaking coal business in July 2024 (Note 3).

69	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at March 31, 2025, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our consolidated financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

In parallel, the Lake Roosevelt litigation involving Teck Metals Limited (TML) by the State of Washington and the

Confederated Tribes of the Coleville Reservation (CCT) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012, on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages.

In 2022, TML filed two motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied. Based on one of those rulings, in the first quarter of 2023, TML filed a motion seeking a ruling that the plaintiffs’ natural resource damages claims under CERCLA are not fully developed and they should therefore be dismissed. The motion was denied and TML sought motions seeking reconsideration and certification for an interlocutory appeal to the Ninth Circuit Court of Appeals, both of which were denied.

In October 2023, TML filed a motion for partial summary judgment on CCT’s tribal service loss claim. CCT’s tribal services loss claim comprises the bulk of CCT’s outstanding individual claims against TML except for natural resource damages assessment costs. On February 6, 2024, the court granted TML’s motion and dismissed CCT’s claim on the basis that tribal service loss claims are not cognizable as natural resource damages claims under CERCLA. The CCT filed a motion seeking reconsideration of the dismissal or in the alternative certification for an interlocutory appeal to the Ninth Circuit Court of Appeals. The trial court denied reconsideration but certified the matter for interlocutory review by the Ninth Circuit Court of Appeals. The Ninth Circuit court heard the interlocutory appeal on April 17, 2025. A decision of the court is pending.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed pending the Ninth Circuit Court’s decision on the CCT’s dismissed tribal service loss claim and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional natural resource damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation that may be required by the EPA or restoration that may be demanded by the natural resource trustees or to assess the extent of Teck's potential liability for damages. The EPA studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some additional residential soil removal should be undertaken. If other remediation is required, damage to natural resources are proved, and if the CCT’s dismissed tribal service loss claim is revived and subsequently proved, the cost of that remediation and restoration and compensation for natural resource damages may be material.

70	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

14.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases and certain refined metal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

71	Teck Resources Limited 2025 First Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

14.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at March 31, 2025 and December 31, 2024, are summarized in the following table:

(CAD$ in millions)	March 31, 2025				December 31, 2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$3,554	$—	$—	$3,554	$5,244	$—	$—	$5,244
Marketable and other equity securities	105	—	192	297	118	—	189	307
Debt securities	225	—	—	225	220	—	—	220
Settlement receivables	—	1,476	—	1,476	—	1,456	—	1,456
Derivative instruments and embedded derivatives	—	214	—	214	—	168	—	168
	$3,884	$1,690	$192	$5,766	$5,582	$1,624	$189	$7,395

Financial liabilities
Derivative instruments and embedded derivatives	$—	$188	$—	$188	$—	$179	$—	$179
Settlement payables	—	76	—	76	—	70	—	70
	$—	$264	$—	$264	$—	$249	$—	$249

Equity securities in non-public companies included in Level 3 of the fair value hierarchy are initially measured at fair value, with cost of the investment taken as the best estimate of fair value and subsequently measured based on an implied value of the underlying business.

Unless disclosed elsewhere in our consolidated financial statements (Note 8 and Note 9), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

72	Teck Resources Limited 2025 First Quarter News Release